9 January 2003

03 JAN 21 AM 7: 21



ENVIRONMENTAL LEADERSHIP

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

03003328

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line   44 121 722 4840
Direct Fax   44 121 722 4290
Our Ref   MLW

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

SUPPL

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

On 9 January 2003, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 3,101 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 3,101 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

www.severntrent.com